

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2021

Raid Chalil
Chief Executive Officer
Tipmefast, Inc.
HaShnura St 1
ZihronYa'akow, Israel

Re: Tipmefast, Inc.
   Amendment No. 4 to Registration Statement on Form S-1
   Filed November 19, 2021
   File No. 333-222880

Dear Mr. Chalil:

   We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1

General

1.   Please update your interim financial statements and related disclosures for the period ended September 30, 2020. Refer to Rule 8-08 of Regulation S-X.

You may contact Jennifer López at 202-551-3792 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services